UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	0-19536

Children’s Books & Toys, Inc.

(Exact name of registrant as specified in its charter)

460 East Swedesford Road, Suite 2010, Wayne Pennsylvania 19087, (610) 995-1200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value

(Title of each class of securities covered by this Form)

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:	zero(1)

(1)           All shares of Common Stock of Children’s Books & Toys, Inc. were cancelled on November 18, 2004 pursuant to the Order approving the Debtors’ and Creditors’ Committee’s Second Amended Joint Plan of Liquidation under Chapter 11 of the Bankruptcy Code (As Modified) that was signed and entered by the United States Bankruptcy Court for the District of Delaware on October 27, 2004 (Case No. 03-13672 (JR)).

Pursuant to the requirements of the Securities Exchange Act of 1934, Children’s Books & Toys, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	November 22, 2004	By:	/s/ Jerry Kollar
			Name:	Jerry Kollar
			Title:	Senior Vice President—Finance

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934.  The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed.  It may be signed by an officer of the registrant, by counsel or by any other duly authorized person.  The name and title of the person signing the form shall be typed or printed under the signature.

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